SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company)
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Person Filing Statement)
Preferred Shares, no par value and
American Depositary Shares, each representing one preferred share
(Titles of Class of Securities)
879246106
(CUSIP Number of American Depositary Shares)
José Luís Magalhães Salazar
Chief Financial Officer, Investor Relations Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar
22430-190 Rio de Janeiro, RJ, Brazil
+55 21 3131 1208
Copy to:
Kevin W. Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Person)
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     The name of the subject company is Tele Norte Leste Participações S.A. (“TNL”), a sociedade anônima organized under the laws of the Federative Republic of Brazil. TNL’s principal executive offices are located at Rua Humberto de Campos 425, 8° andar, Rio de Janeiro, RJ, Brazil 22430-190. The main telephone number of TNL is +55 21 3131-1208.
     The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the preferred shares, no par value, of TNL (“Preferred Shares”) and American Depositary Shares, each representing one Preferred Share (“ADSs”). As of June 18, 2007, the capital stock of TNL comprised of 127,373,900 common shares and 254,747,800 preferred shares (including preferred shares represented by ADSs and excluding treasury shares), all with no par value.
Item 2. Identity and Background of Filing Person.
     The name, business address and business telephone number of TNL, which is the person filing this Statement, are set forth in Item 1 above.
     This Statement relates to the tender offer (the “Tender Offer”) made by Telemar Participações (“TmarPart”), to purchase any and all Preferred Shares (including Preferred Shares represented by ADSs) of TNL. The purchase price offered is R$35.09 per preferred share (which for reference, is equivalent to approximately US$18.43 based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates published by the Brazilian Central Bank (Banco Central do Brasil, or “Central Bank”) (the “Exchange Rate”), at the close of the business day on June 18, 2007, which rate was US$1.00 = R$1.9043), in cash, adjusted by the Brazilian Taxa Referencial-TR (“BTR”) from April 10, 2007 (the “Tender Offer Announcement Date”) to the date payment is made for shares purchased in the tender offer, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase. The BTR is a monthly index, calculated on the basis of interest rates for deposits at Brazilian banks, published by the Central Bank, which, for reference, was approximately 0.1689% for the month of May 2007.
     The Tender Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated June 20, 2007 (“Offer to Purchase”) and the related letter of transmittal, which are filed as exhibits to the combined Schedule TO and Schedule 13E-3 filed by TmarPart, dated June 20, 2007 (as it may be amended or supplemented from time to time, the “Combined Schedule”).
     TmarPart’s principal executive offices are located at Praia de Botafogo 300, 11° andar, sala 1101 (parte), 22250-040—Rio de Janeiro, RJ, Brazil and its main telephone number is +55 21 3873-9000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between TNL, its officers, directors and its affiliates, on the one hand, and TmarPart and its officers, directors and affiliates, on the other.
     TmarPart beneficially owns 68,504,187 common shares and no preferred shares (including preferred shares represented by ADSs) of TNL, representing 53.8% of the total number of TNL’s common shares (excluding treasury shares), 0% of the total number of TNL’s preferred shares and 17.9% of the total number of TNL’s common shares and preferred shares, taken as a whole.
     One of the directors of TNL, Otavio Marques de Azevedo, and three of TNL’s alternate directors, Celso Fernandez Quintella, Carlos Francisco Ribeiro Jerreissati and José Augusto da Gama Figueira are also directors or officers of TmarPart. Mr. Jerreissati is both a director and an officer of TmarPart, Mr. Azevedo is a director of TmarPart and Messrs. da Gama Figueira and Quintella are officers of TmarPart.
     As of March 31, 2007, the TNL common and preferred shares held by TNL’s directors and members of the administrative, supervisory or management bodies, including the outstanding options, do not exceed 1% of either type of outstanding shares of TNL. TNL established a new option plan in April 2007 issuing additional options, which are not exercisable for one year.
     Of TNL’s directors, officers and members of its fiscal council, only Messrs. Pires, Azevedo, and Martins, own preferred shares. Mr. Pires owns 270 TNL preferred shares, Mr. Azevedo 2 TNL preferred shares and Mr. Martins 5 TNL preferred shares. To the best of its knowledge, TNL is not aware of whether Messrs. Pires, Azevedo or Martins intend to tender such preferred shares in the tender offer and is not aware of any recommendations made by such persons.
     Contacts or Transactions with TmarPart
     TmarPart regularly reviews strategic options regarding its investment in TNL. For instance, in September 2006, TmarPart proposed to carry out a corporate transaction under Brazilian corporate law know as an incorporação de ações or a “stock swap.” If the stock swap were to have been completed, TNL shareholders, other than TmarPart, would have exchanged their TNL shares for newly issued TmarPart common shares, which would have caused TNL to become a wholly-owned subsidiary of TmarPart. However, because the stock swap was not approved by a sufficient number of minority shareholders in accordance with Brazilian law, the stock swap was not consummated. In addition, TmarPart and its subsidiaries engage in a variety of transactions in the ordinary course of business with TNL and its subsidiaries.

          TmarPart Shareholders’ Agreements
     Certain of TmarPart’s shareholders are parties to two shareholders’ agreements with respect to their interests in TmarPart.
     On July 28, 1999, some of the shareholders of TmarPart signed a Shareholders’ Agreement to govern the right of first refusal and preemptive rights. The instrument outlines (1) requirements in regard to the exercise of the right of first refusal and the preemptive rights of the shareholders in the case of a disposal and subscription of shares of TmarPart; (2) conditions which would constitute a lien on the shares or subscription rights; and (3) appraisal rights in the case of a disposal of shares of TmarPart in the event of a transfer of control of the shareholder. BNDES Participações S.A. (“BNDESPar”) is not a party to such agreement.
     On August 3, 1999, the shareholders of TmarPart signed a second Shareholders’ Agreement. This second instrument outlines (1) rules in regard to voting rights during the general shareholders’ meetings of TmarPart which deal with subjects related to the management of TmarPart; (2) special procedures and quorum requirements for the approval of certain corporate resolutions by the management; (3) holding of meetings among the shareholders prior to shareholders’ meetings and meetings of the Board of Directors of TmarPart, TNL and Tele Norte Leste S.A. (“Tmar”); (4) installation of the executive committee responsible for giving support to the Board of Directors; (5) rules for the reelection of the members of the Board of Directors and Executive Officers; and (6) guidelines for transactions entered into between and among TmarPart, TNL and its subsidiaries. The efficacy of the shareholder Fiago Participações S.A’s rights is conditioned upon the termination of the impediments by the Brazilian National Telecommunications Agency.
          BNDES facilities
     In December 1999, some of the former fixed-line operating subsidiaries which are now consolidated into Tmar entered into bridge loan agreements with the BNDES, a federal economic and social development bank linked to the Brazilian Ministry of Development, Industry and External Trade and the controlling shareholders of BNDESPar, which holds 25% of TmarPart’s voting capital. The total amount of these loans was R$400 million, with maturity in December 2000 and accruing interest based on the Selic base rate plus 6.5% per year.
     In December 2000, Tmar renegotiated the terms of these bridge loan agreements permitting it to enter into a long-term loan with the BNDES. The BNDES long-term loan had an outstanding balance of R$591 million at December 31, 2006, of which 79.5% was denominated in reais, incurred at Brazilian long-term interest rates (TJLP) and was payable in equal monthly installments beginning in December 2000, with final maturity in January 2008.
     In December 2003, Tmar entered into a new loan agreement with the BNDES to finance its investment program for expansion and operational improvements of the fixed-line network for the years 2002 through 2004. From December 2003 to October 2004, Tmar borrowed R$530 million under the 2003 BNDES loan. Payments of interest are due quarterly until April 2005 and monthly thereafter. Payments of principal are due on a monthly basis beginning in

May 2005 and ending at final maturity of the 2003 BNDES loan in January 2011. The TJLP interest rate is determined quarterly by the BNDES.
     In September 2004, Oi (TNL’s mobile segment) entered into a financing contract of up to R$663 million with the BNDES, to finance its investment plan, based on the TJLP, and borrowed R$400 million in 2004 and R$185 million in 2005. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 through October 2012. In December 2005, this facility was transferred from Oi to Tmar.
     In July 2005, Tmar obtained a credit facility from the BNDES of up R$218 million to finance TNL’s program for achievement of universal service targets for 2005 and borrowed R$83 million in 2005. This facility has an eight-year term and 12-month grace period. Interest on this BNDES credit facility is based on the TJLP.
     In December 2005, Tmar obtained a new credit facility from the BNDES to finance TNL’s program for accomplishing obligations established in the 2006 Concession Agreement and borrowed R$24 million, with an eight-year term and 18-month grace period. Interest on this BNDES credit facility is based on the TJLP.
     In November 2006, Tmar signed a financing agreement with BNDES in the amount of R$1,971 million and used R$810 million for the purpose of financing the expansion and technological upgrade of Tmar’s fixed telecommunications network scheduled for the period from 2006 to 2008. The financial charges are due on a quarterly basis up to June 2009; and after that date, from July 2009 to June 2014, the financial charges are due on a monthly basis. The principal matures on a monthly basis beginning July 2009.
          Contax S.A. agreement
     Tmar and Oi are parties to a contact center services agreement with Contax according to which Contax renders contact center services to Oi on a full-outsourced basis. As of June 18, 2007, TmarPart owned 58.96% of common and 1.09% of preferred shares (excluding treasury shares) of Contax. This agreement was negotiated on an arm’s-length basis. Prior to such contracts, Contax performed all contact center activities to Tmar and Oi, under various contracts, both on a full-outsourced as well as on a partial-outsourced basis. Such partial outsourcing services were usually performed at facilities, and with equipment, owned by Tmar. Tmar was also responsible for all facilities costs incurred by Contax in connection with those services, such as general maintenance expenses and electricity.
     TNL’s relationship with Contax is currently represented by several distinct and independent services, such as customer services for Tmar’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for prepaid and postpaid mobile telephone users, technical support for ADSL subscribers, and debt collection services.
     In 2004, Oi had R$69 million in operating expenses with Contax, representing 2.5% of its total operating costs and expenses for that year. Tmar’s operating expenses paid to Contax in 2004 were R$ 381 million, representing 3.2% of its total operating expenses in that year. Because all these companies were TNL subsidiaries in 2004, which allowed TNL to consolidate all of their results into its consolidated financial statements, the payment of these fees from Tmar and Oi to Contax had no effect on TNL’s financial condition or results of operations. However, this has changed in 2005, as TNL’s consolidated financial statements no longer consolidate Contax’s results due to the spin-off of Contax to shareholders of TNL in December 2004. In 2005 and 2006, total consolidated expenses with services from Contax amounted to R$388 million and R$390 million, respectively.
     As a result of the securities ownership and employment relationships and business affiliations described in the preceding paragraphs, certain of TNL’s directors and executive officers may be deemed to have a direct interest in the Tender Offer.
Item 4. The Solicitation or Recommendation.
     Recommendation of the Board
     At a meeting held on June 27, 2007, the Board of Directors of TNL decided that TNL would express no opinion with respect to the Tender Offer. In determining that TNL would express no opinion with respect to the Tender Offer, TNL’s Board of Directors noted that Brazilian law, which governs the duties and obligations of TNL’s Board of Directors, does not impose any obligation on TNL or TNL’s Board of Directors to make any statement or recommendation in connection with the Tender Offer.
     Intent to Tender
     Of TNL’s directors, officers and members of its fiscal council, only Messrs. Pires, Azevedo, and Martins, own preferred shares. Mr. Pires owns 270 TNL preferred shares, Mr. Azevedo 2 TNL preferred shares and Mr. Martins 5 TNL preferred shares. To the best of its knowledge, TNL is not aware of whether Messrs. Pires, Azevedo or Martins intend to tender such preferred shares in the tender offer and is not aware of any recommendations made by such persons.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Neither TNL nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Preferred Shares (including Preferred Shares represented by ADSs) on TNL’s behalf with respect to the Tender Offer.
Item 6. Interest in Securities of the Subject Company.
     Other than stock options issued under TNL’s new stock option plan in April 2007, none of which are exercisable until April 2008, no transaction in the common shares, Preferred Shares or ADSs has been effected since February 9, 2007 (60 days prior to the Tender Offer Announcement Date) by TNL, TNL’s subsidiaries or, to TNL’s best knowledge, any of TNL’s executive officers or directors. The information set forth in the section entitled “Interests of

Certain Persons in the Tender Offer; Security Ownership; Transactions and Arrangements Concerning the Shares and ADSs” of the Offer to Purchase is incorporated by reference herein.
Item 7. Purposes of the Transaction and Plans or Proposals.
     TNL is not undertaking or engaged in any negotiations in response to the Tender Offer which relate to (i) a tender offer or other acquisition of TNL’s securities by TNL, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TNL or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of TNL or its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of TNL.
     There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
     The information included in the exhibits referred to in Item 9 is incorporated by reference herein.
Item 9. Exhibits.

(a)(5)(A)	Material Fact filed by TmarPart with Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission (“CVM”), on April 10, 2007 (incorporated by reference to the Schedule TO-C, filed by TmarPart with the Securities and Exchange Commission (“SEC”) on April 12, 2007).

(a)(5)(B)	Material Fact filed by TmarPart with CVM on April 17, 2007 (incorporated by reference to the Schedule TO-C, filed by TmarPart with the SEC on April 18, 2007).

(a)(5)(C)	Material Fact filed by TmarPart with CVM on April 20, 2007 (incorporated by reference to the Schedule TO-C, filed by TmarPart with the SEC on April 23, 2007).

(a)(5)(D)	Information to the Market filed by TmarPart with CVM on May 29, 2007 (incorporated by reference to the Schedule TO-C, filed by TmarPart with the SEC on May 30, 2007).

(a)(5)(E)	Material Fact filed by TmarPart with CVM on June 19, 2007 (incorporated by reference to the Combined Schedule filed by TmarPart with the SEC on June 20, 2007).

(a)(5)(F)	Errata filed by TmarPart with CVM on June 28, 2007 (incorporated by reference to Amendment No. 1 to the Combined Schedule TO filed by TmarPart with the SEC on June 28, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 2, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

/s/	Luiz Eduardo Falco Pires Corrêa

Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

/s/	José Luís Magalhães Salazar

Name:	José Luís Magalhães Salazar
Title:	Chief Financial Officer and Investor
Relations Officer